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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            TANISYS TECHNOLOGY, INC.
                                (Name of Issuer)

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                           Common Stock, No Par Value
                         (Title of Class of Securities)

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                                    875927204
                                 (CUSIP Number)

                        New Century Equity Holdings Corp.
                         10101 Reunion Place, Suite 450
                            San Antonio, Texas 78216
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

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                                 April 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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

                                  SCHEDULE 13D

================================================================================
CUSIP No.: 875927204
================================================================================
1     NAMES OF REPORTING PERSON

      New Century Equity Holdings Corp.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        73,912,210
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               73,912,210
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      73,912,210
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      75.37
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14    TYPE OF REPORTING PERSON

      CO
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

                            STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer

      This Amendment No. 3 to statement on Schedule 13D relates to the common stock, no par value (the "Shares") of Tanisys Technology, Inc., a Wyoming corporation (the "Issuer"), whose principal executive offices are located at 12201 Technology Blvd., Suite 125, Austin, Texas 78727, and amends the original filing by the filing person on Schedule 13D dated August 13, 2001, as such filing may have been amended or supplemented prior to the date of this filing.

Item 2. Identity and Background

      (a) The name of the Reporting Person is New Century Equity Holdings Corp.

      (b) The business address of the Reporting Person is 10101 Reunion Place, Suite 450, San Antonio, Texas 78216.

      (c) The present principal occupation or employment of the Reporting Person is not applicable.

      (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      The Reporting Person acquired beneficial ownership of 35,334,040 of the Shares by acquiring 1,060,000 shares of the Issuer's Series A Preferred Stock ("Series A Stock") on August 13, 2001 in connection with the Issuer's private placement on that date of an aggregate of 2,575,000 shares of its Series A Stock for a purchase price of $1.00 per share of Series A Stock (the Financing"). Each share of Series A Stock is convertible into 33.334 Shares.

      On October 30, 2001, the Reporting Person acquired beneficial ownership of an additional 422,140 shares of Series A Stock, a portion of which were issued by the Issuer in satisfaction of certain dividend requirements, and the balance of which were issued by the Issuer as a result of the Issuer's failure to meet certain financial targets during the quarter ended September 30, 2001, all pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

      On January 30, 2002, the Reporting Person acquired beneficial ownership of an additional 593,818 shares of Series A Stock, a portion of which were issued by the Issuer in satisfaction of certain dividend requirements, and the balance of which were issued by the issuer as a result of the Issuer's failure to meet certain financial targets during the quarter ended December 31, 2001, all pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.


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

      On April 30, 2002, the Reporting Person acquired beneficial ownership of an additional 76,783 shares of Series A Stock which were issued by the Issuer in satisfaction of certain dividend requirements pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

Item 4. Purpose of the Transaction

      The Reporting Person holds the Shares as reported herein for the purpose of investment. Except as described herein, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j) any action similar to any of those enumerated above.

      In connection with the Financing, the Issuer issued 2,575,000 shares of its Series A Stock for $1.00 per share. Each share of Series A Stock is initially convertible into 33.334 shares of common stock. The holders of the Series A Stock will be entitled to a cumulative annual dividend of 15%, which, at the option of the lead investor, New Century Equity Holdings Corp., a Delaware corporation, ("New Century"), may be paid in cash or in additional shares of Series A Stock. The holders of the Series A Stock will have a liquidation preference in the event of any liquidation, sale, merger or similar event, and have registration rights and other customary rights. The Issuer has also agreed to make payments to the holders of the Series A stock, to the extent its cash flow meets certain levels, until the holders have received the amount of their investment in the Series A Stock; has granted a security interest in all of its assets to secure its obligation to make these payments; and has agreed to issue additional shares of Series A Stock equal to 50% of the then fully diluted common stock to the holders if the Issuer fails to return the amount of their investment, plus the mandatory dividends, by July 15, 2003. The Issuer has also agreed to issue, at up to six different times, additional shares of Series A Stock to the investors equal to 25% of the then fully diluted common stock if the Issuer fails to meet any of certain financial targets, beginning with the quarter ending Sept. 30, 2001. If the slowdown in the worldwide semiconductor industry continues for an extended period of time, the Issuer may not meet one or more of the specified financial


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

targets, thus triggering the issuance of additional shares of Series A Stock. At the Issuer's Annual Meeting of Stockholders, the shareholders voted on and approved a proposal to authorize additional common stock necessary to facilitate the conversion of the Series A Stock. In connection with the transaction described above, two members of the Board of Directors of the Issuer resigned, and New Century appointed two directors to the Board. Subject to certain requirements, New Century will have the right to appoint a third member to Issuer's five-member Board of Directors.

      The Reporting Person reserves the right to (i) modify his present intentions and formulate plans or proposals to take any one or more of the actions referred to in paragraph (a) through (j) above and (ii) to increase or decrease his respective holdings of Common Stock through open market purchases, privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

      (a) As set forth herein, the Reporting Person beneficially owns 73,912,210 Shares, which represent 75.37% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date.

      (b) As set forth herein, the Reporting Person has sole voting and dispositive power over the 73,912,210 Shares that he beneficially owns. The Reporting Person does not share voting or dispositive power over any Shares.

      (c) The Reporting Person acquired beneficial ownership of 14,071,614 of the Shares described herein on October 30, 2001 as described herein.

      (d) The Reporting Person acquired beneficial ownership of 19,794,329 of the Shares described herein on January 30, 2002 as described herein.

      (e) The Reporting Person acquired beneficial ownership of 2,559,485 of the Shares described herein on April 30, 2002 as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The information set forth, or incorporated by reference, in Items 1 through 5 is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

      None.


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                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2002


                                        /s/ DAVID P. TUSA
                                        ----------------------------------------
                                        New Century Equity Holdings Corp.


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